SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__22__)



                            Interneuron Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value ("the shares")
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  460573108
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman Schole & Cyruli LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             December 28, 2000
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                             Page 1 of 4 pages

CUSIP No.  460573108                13D                   Page 2 of 4 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       N/A

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,801,587
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             677,865
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,801,587
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       677,865
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,479,452
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.5%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  460573108                 13D           Page 3 of 4 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       N/A

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,751,431
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,751,431
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,751,431
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                  Page 4 of 4 pages
Schedule 13D is hereby amended as follows:



               J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment") (together, the "Reporting Parties").

Item 5. (a) is hereby amended in its entirety as follows:

          As of December 28, 2000, Mr. Davis may be deemed to beneficially own 4,479,452 shares or 10.5% of the Issuer's shares issued and outstanding as follows: (i) 50,156 shares owned directly by Mr. Davis,
          (ii) 3,751,431 shares owned by Blair Investment, and (iii) 677,865 shares owned by Rivkalex Corporation (1).

          As of December 28, 2000, Blair Investment may be deemed to beneficially own 3,751,431 shares or 8.8% of the Issuer's shares as indicated in (ii) above.


Item 5. (b) in hereby amended in its entirety as follows:

          Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned directly by him and those owned by Blair Investment. Rosalind Davidowitz, Mr. Davis' wife, has sole power to dispose or to direct the disposition of those shares owned by Rivkalex Corporation.


Item 5 (c) is hereby amended in its entirety as follows:

          On December 28, 2000, Blair Investment sold an aggregate of 3,600,000 shares to three individuals for $.90 per share. Each purchaser paid $100,000 of the purchase price and executed a promissory note for the remainder of the purchase price. The promissory notes are due December 30, 2002 and bear interest at the annual rate of 6.5%.

          On December 28, 2000, J. Morton Davis sold 80,000 shares to each of the purchasers described in the preceding paragraph for $.90 a share.


                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                       /s/ J. Morton Davis
Date:    December 20, 2000              ________________________
         New York, New York                J. Morton Davis





                                       D.H. BLAIR INVESTMENT BANKING CORP.





                                   by: /s/ David Nachamie
Date:    December 20, 2000               _____________________________
         New York, New York                David Nachamie
                                           Treasurer

____________________________________________________________________________

(1) Rivkalex Corporation ("Rivkalex") is a private corporation owned by Rosalind Davidowitz. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rivkalex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rivkalex for any purpose.